Eni S.p.A.
Sede legale in Roma
Piazzale Enrico Mattei 1, 00144 Roma
Tel. centralino: +39 06598.21
www.eni.com

Capitale sociale euro 4.005.358.876,00 i.v.
Registro Imprese di Roma
Codice fiscale 00484960588
Part. IVA 00905811006
R.E.A. Roma n. 756453

Sedi secondarie:
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

ALESSANDRO BERNINI
CHIEF FINANCIAL OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/3/2011	February 11, 2011
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re: Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 26, 2010
File No. 001-14090

Dear Mr. Schwall:
Thank you for your letter dated January 24, 2011 setting forth comments of the Staff of the Commission relating to Eni’s annual report on Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.	We note from the disclosure on pages 11, 33, and elsewhere that you continue to operate in Iran. We also are aware of an August 2010 public news report indicating that an oil rig of your unit, Saipem, under construction in China, will explore for oil off Cuba, and of a September 2010 public news report that you are scheduled to lift 80,000 metric tons of heavy crude from Syria in October 2010. As you Know, Iran, Syria, and Cuba are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Iran, Syria, and Cuba since your letter to us dated July 9, 2007. Your response should describe any investments and capital expenditures you have made in any of those countries, and any goods, services, technology, information, or support you have provided into any of those countries, directly or indirectly, since your above-referenced letter, as well as any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Your response should include the amount(s) of any leasing fees and other payments you have made and/or are required to make to Iran as a result of agreements regarding your operations in oil and gas fields in that country since the above-referenced letter. Your discussion should cover both cash payments and payments in kind, and should include descriptions of any production-sharing contracts and/or other payments from production. Finally, please discuss, with a view to disclosure in future filings, as appropriate, the applicability of Section 102 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

IRAN

Our 2009 Form 20-F includes disclosure of the nature and extent of our exploration and production operations in Iran. See in particular the discussion in Item 4 on page 49 of the 2009 Form 20-F. In addition, the risk of U.S. sanctions as a result of activities in Iran is specifically discussed in our discussion of risk factors in Item 3 of the 2009 Form 20-F. See "Our activities in Iran could lead to sanctions under relevant U.S. legislation" on page 11 of the 2009 Form 20-F.

Eni Exploration&Production segment has been operating in Iran for several years under four Service Contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company) entered into with the National Iranian Oil Co (NIOC) between 1999 and 2001, and no other exploration and development contracts have been entered into since then. Under such Service Contracts, Eni has carried out development operations in respect of certain oil fields, and is entitled to recovery of expenditures made, as well as a service fee. The Service Contracts do not provide for payments to be made by Eni, as contractor, to the Iranian Government (e.g. leasing fees, bonuses, significant amount of local taxes); all material future cash flows relate to the payment to Eni of its dues. All projects mentioned above have been completed or substantially completed; the last one, the Darquain project, is in the process of final commissioning and is being handed over to NIOC. Eni Exploration&Production projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the country and is not planning to make additional capital expenditures in Iran in any year subsequent to 2010.

With respect to segments other than Exploration&Production, in past years we have had a number of transactions in our Refining&Marketing, Petrochemicals and Engineering&Construction segments involving Iranian State-owned counterparties. Those transactions were not disclosed in our filings as we deemed them be immaterial to the Group’s results of operations and cash flows. A description of such transactions follows below.

Our Refining&Marketing segment has historically purchased amounts of Iranian crude oil under a term contract with the National Iranian Oil Co ("NIOC") and on a spot basis. In 2008, our Refining&Marketing Division purchased a total of 1.42 million tonnes of crude oil from NIOC pursuant to the term purchase contract and on a spot basis, representing 5% of total volumes of crude oil purchased by this business segment for the year from third parties, which were equal to 28.2 million tonnes. The amount paid to NIOC under those contracts in 2008 was equal to $953 million (euro 648 million), representing less than 2% of our consolidated purchases of goods and raw materials for the period (euro 59 billion). In 2009, our Refining&Marketing Division purchased 980 ktonnes of crude oil from NIOC under a term contract for an aggregate purchase price of $419 million (euro 301 million). These amounts represented less than 3% and 1% of total volumes of crude oil sourced by this business segment for the year from third parties (34.6 million tonnes) and of our consolidated purchases of goods and raw materials for the year (euro 40 billion), respectively. In 2010, our Refining&Marketing Division purchased an aggregate amount of 1.63 million tonnes of crude oil from NIOC pursuant to both term purchase contracts and spot purchases. That amount represented less than 5% of total volumes of crude oil sourced by this business segment for the year, which were equal to 38.1 million tonnes. The amount paid to NIOC under those transactions in 2010 was equal to $888 million (euro 669 million), representing significantly less than 2% of our consolidated purchases of goods and raw materials for the period (euro 48 billion).

In addition in the three-year period 2008-2010 we purchased volumes of Iranian crude oil from international traders and oil companies who, based on bills of loading and shipping documentation available to us, we believe purchased those crude oil from Iranian companies. Purchases were mainly on spot basis. In 2008 we purchased 1.3 million tonnes of crude oil amounting to $830 million; in 2009 we purchased 278 ktonnes of crude oil amounting to $147 million and in 2010 we purchased 2.09 million tonnes of crude oil amounting to $1.1 billion.

Our Refining&Marketing segment has not supplied any amounts of refined products to Iran or Iranian counterparties in any of the mentioned years and up to date.

In 2009 our Petrochemicals segment entered into a number of licensing agreements with Iranian State-owned petrochemical companies whereby we supplied technologies to produce a range of petrochemicals products, including basic chemicals, elastomers and plastics for an aggregate fee amounting to euro 23 million, which also included the supply of certain petrochemicals catalysts. That amount was recognized in our 2009 consolidated accounts and represented less than 1% of our consolidated net revenues for that year. In 2010 we received a licensing fee amounting to euro 2 million and a licensing agreement is still pending with an Iranian counterparty which could entail revenue of approximately euro 7 million. In addition our Petrochemicals segment has supplied limited amounts of basic petrochemicals, elastomers and styrene to Iranian counterparties for an aggregate amount of approximately euro 5 million in the three-year period 2008-2010 representing less than 1% of our consolidated net revenues in each of the period considered.

In 2008 our Engineering&Construction segment (i.e. Saipem SpA) agreed to terminate a Front End Engineering Design contract with an Iranian private company awarded in February 2007; 2008 revenues amounted to euro 59 million. In October 2009 Saipem signed with a Dubai private company a lease contract of a conventional jack-up to be used for drilling operations offshore Iran for a period of 24 months.

After passage of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 ("CISADA"), Eni engaged in discussions with officials of the U.S. State Department, which administers the ISA, regarding Eni’s activities in Iran. On September 30, 2010, the U.S. State Department announced that the U.S. government, pursuant to a provision of the ISA added by the CISADA that allows it to avoid making a determination of sanctionability under the ISA with respect to any party that provides certain assurances, it would not make such a determination with respect to Eni based on its commitment to end its investments in Iran’s energy sector and not to undertake new energy-related activity. The U.S. State Department further indicated at that time that, as long as Eni acts in accordance with these commitments, it will not be regarded as a company of concern for our past Iran-related activities.

We believe that our current operations in Iran in the Refining&Marketing, Petrochemicals and Engineering&Construction segments are in compliance under newly implemented EU restrictive measures against Iran, which became effective July 26, 2010. Those measures target, among other things, the supply of equipment and technology in the following sectors of the oil and gas industry in Iran: refining, liquefied natural gas, exploration and production.

SYRIA

We believe that our operations in Syria have historically been and continue to be immaterial to our Group’s consolidated revenues, operating profit, cash flow and assets. Our operations in Syria have mainly been limited to transactions carried out by our Refining&Marketing Division with Syrian Petrol Co, an entity controlled by the Syrian government, for the purchase of crude oil under term purchase contracts or on a spot basis, based on prevailing market conditions.

In 2008, our Refining&Marketing segment purchased a total of 329 thousand tonnes ("ktonnes") of crude oil from Syrian Petrol Co pursuant to term purchase contracts entered into in December 2005, representing approximately 1% of total volumes of crude oil supplied by this business segment for the year from third parties, which were equal to 28.2 million tonnes. The amount paid to Syrian Petrol Co under those contracts in 2008 was equal to $227 million (euro 154 million), representing significantly less than 1% of our consolidated purchases of goods and raw materials for the period (euro 59 billion). In 2009, our Refining&Marketing Division purchased 241 ktonnes of crude oil from Syrian Petrol Co on a spot basis for an aggregate purchase price of $92 million (euro 66 million). These amounts represented significantly less than 1% of total volumes of crude oil supplied by this business segment for the year (34.6 million tonnes) and our consolidated purchases of goods and raw materials for the year (euro 40 billion), respectively. In 2010, our Refining&Marketing Division purchased an aggregate amount of 321 ktonnes of crude oil from Syrian Petrol Co pursuant to both term purchase contracts and spot purchases. That amount represented less than 1% of total volumes of crude oil supplied by this business segment for the year, which were equal to 38.1 million tonnes. The amount paid to Syrian Petrol Co under those transactions in 2010 was equal to $163 million (euro 123 million), representing significantly less than 1% of our consolidated purchases of goods and raw materials for the period (euro 48 billion).

In the three-year period 2008-2010 we also marketed limited amounts of refined products, mainly high sulphur fuel oil, unfinished gasoline and others, to certain international traders who, according to bills of loading and shipping documentation available to us, then resold the products to Syrian companies. In 2008 we marketed 312 ktonnes of such products amounting to $173 million; in 2009 we marketed 122 ktonnes of such products amounting to $40 million; in 2010 we marketed 249 ktonnes of such products amounting to $175 million.

In 2010 we also marketed very limited amounts of refined products, such as gasoline and gasoil, to a Syrian company for storage and distribution of petroleum products. We marketed 105 ktonnes of such products amounting to $87 million.

In 2008 we also purchased 184 ktonnes of crude oil amounting to $73 million and in 2010 we purchased 115 ktonnes of crude oil amounting to $59 million, in each case from international traders who, based on bills of loading and shipping documentation available to us, we believe purchased those raw materials from Syrian companies.

In 2010, our Engineering&Construction segment (i.e. Saipem SpA) signed with a Syrian private company a lump sum turn key contract for a central processing facility with a daily capacity of 50,000 barrels of liquids at the Khurbet East oil field, on Block 26. The value of the contract is approximately euro 100 million; works will be completed in 2012.

Other than as described above, Eni is not currently investing in the country, and it has no contractual arrangements in place to invest in the country. However, we have recently been exploring investment opportunities in Syria.

On the basis of our contacts and transactions with Syrian counterparties described above, we respectfully submit that such activities are immaterial to our business and do not require specific country-based disclosure in our SEC filings.

CUBA

We do not engage in any business transactions with Cuba or with Cuba-related parties, nor do we plan to initiate any kind of operations with Cuba in the foreseeable future. We also confirm that a VI generation semisubmersible rig of Saipem, currently under construction in Singapore, will carry out drilling activities offshore Cuba as part of a contract signed with an international oil company.

2.	Please provide us with current information regarding proven and probable reserves for the oil fields and for the gas fields you have developed in Iran. Provide us also with current information regarding the total production from the oil fields and from the gas fields, specifying any percentage of the production that is retained by you.

Eni proved reserves in Iran at both December 31, 2009 and 2010 were less than 0.5% of the Group total proved reserves. Probable reserves as of the same date were immaterial.

As reported at page 49, Item 4 of the 2009 Form 20-F, Eni production in Iran in 2009 was 35 KBOE/d, approximately 2% of the Group’s worldwide production. Production for the full year 2010 averaged 21 KBOE/d, approximately 1% of the Group production. Eni current entitlement represents less than 10% of the overall production from the relevant Iranian fields.

3.	Please discuss the materiality of any contacts with Iran, Syria, and Cuba that you describe in response to the foregoing comments, and whether those contacts constitute a material investments risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, asset, and liabilities associated with each of Iran, Syria, and Cuba for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Cuba.

From a quantitative point of view, and taking into account the size and diversity of our overall operations, we do not believe that our contacts with both Iran and Syria are material to us or pose any material risk for our security holders. As discussed in response to the first comment above, we do not engage in any business transactions with Cuba or with Cuba-related parties, nor do we plan to initiate any kind of operations with Cuba in the foreseeable future.

Specifically, our upstream revenues associated to Iran activities in the last three years were on average approximately $650 million per year, representing less than 1% of our consolidated net revenues in those periods ($655, 707, 571 million, respectively, in 2008, 2009 and 2010). The value of our assets in Iran decreased from $1.5 billion as of end of 2007 to $0.5 billion as of end of 2010, which represent less than 1% of the total Group net tangible assets. No material liabilities associated to our Iranian operations are recorded in our balance sheet.

As far as Syria is concerned, as discussed in response to comment 1 above, our operations in that country are immaterial to the Group’s revenues, consolidated profit, cash flow, assets and liabilities.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that we have business interests with countries that the U.S. Department of State has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries.

In light of those considerations, and in light of the information discussed in response to Question 1, we intend to include the following risk factor in our 2010 annual report on Form 20-F, which updates the disclosure included in prior filings.

"Our activities in Iran could lead to sanctions under relevant U.S. legislation

Eni is currently conducting oil and gas operations in Iran. The legislation and other regulations of the United States that target Iran and persons who have certain dealings with Iran may lead to the imposition of sanctions on any persons doing business in Iran or with Iranian counterparties.

The United States enacted the Iran Sanctions Act of 1996 (as amended, "ISA"), which required the President of the United States to impose sanctions against any entity that is determined to have engaged in certain activities, including investment in Iran’s petroleum sector. The ISA was amended in July 2010 by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 ("CISADA"). As a result, in addition to sanctions for knowingly investing in Iran’s petroleum sector, parties engaging in business activities in Iran now may be sanctioned under the ISA for knowingly providing to Iran refined petroleum products, and for knowingly providing to Iran goods, services, technology, information or support that could directly and significantly either (i) facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products. CISADA also expanded the menu of sanctions available to the President of the United States by three, from six to nine, and requires the President to impose three of the nine sanctions, as opposed to two of six, if the President has determined that a party has engaged in sanctionable conduct. The new sanctions include a prohibition on transactions in foreign exchange by the sanctioned company, a prohibition of any transfers of credit or payments between, by, through or to any financial institution to the extent the interest of a sanctioned company is involved, and a requirement to "block" or "freeze" any property of the sanctioned company that is subject to the jurisdiction of the United States. Investments in the petroleum sector that commenced prior to the adoption of CISADA appear to remain subject to the pre-amended version of the ISA, except for the mandatory investigation requirements described below, but no definitive guidance has been given. The new sanctions added by CISADA would be available to the President with respect to new investments in the petroleum sector or any other sanctionable activity occurring on or after July 1, 2010.

CISADA also adopted measures designed to reduce the President’s discretion in enforcement under the ISA, including a requirement for the President to undertake an investigation upon being presented with credible evidence that a person is engaged in sanctionable activity. CISADA also added to the ISA provisions that an investigation need not be initiated, and may be terminated once begun, if the President certifies in writing to the U.S. Congress that the person whose activities in Iran were the basis for the investigation is no longer engaging in those activities or has taken significant steps toward stopping the activities, and that the President has received reliable assurances that the person will not knowingly engage in any sanctionable activity in the future. The President also may waive sanctions, subject to certain conditions and limitations.

The United States maintains broad and comprehensive economic sanctions targeting Iran that are administrated by the U.S. Treasury Department’s Office of Foreign Assets Control ("OFAC sanctions"). These sanctions generally restrict the dealings of U.S. citizens and persons subject to the jurisdiction of the United States. In addition, we are aware of initiatives by certain U.S. states and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies requiring divestment from, or reporting of interests in, companies that do business with countries designated as states sponsoring terrorism. CISADA specifically authorized certain state and local Iran-related divestment initiatives. If our operations in Iran are determined to fall within the scope of divestment laws or policies, sales resulting from such divestment laws and policies, if significant, could have an adverse effect on our share price. Even if our activities in and with respect to Iran do not subject us to sanctions or divestment, companies with investments in the oil and gas sectors in Iran may suffer reputational harm as a result of increased international scrutiny.

Other sanctions programs have been adopted by various governments and regulators with respect to Iran, including a series of resolutions from the United Nations Security Council, and measures imposed by various countries based on and to implement these United Nations Security Council resolutions. On July 26, 2010, the European Union adopted new restrictive measures regarding Iran (referred to as the "EU measures"). Among other things, the supply of equipment and technology in the following sectors of the oil and gas industry in Iran are prohibited: refining, liquefied natural gas, exploration and production. The prohibition extends to technical assistance, training and financing and financial assistance in connection with such items. Extension of loans or credit to, acquisition of shares in, 25 entry into joint ventures with or other participation in enterprises in Iran (or Iranian-owned enterprises outside of Iran) engaged in any of the targeted sectors also is prohibited.

Eni Exploration&Production division has been operating in Iran for several years under four Service Contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company) entered into with the National Iranian Oil Co (NIOC) between 1999 and 2001, and no other exploration and development contracts have been entered into since then. Under such Service Contracts, Eni has carried out development operations in respect of certain oil fields, and is entitled to recovery of expenditures made, as well as a service fee. The Service Contracts do not provide for payments to be made by Eni, as contractor, to the Iranian Government (e.g. leasing fees, bonuses, significant amount of local taxes); all material future cash flows relate to the payment to Eni of its dues. All projects mentioned above have been completed or substantially completed; the last one, the Darquain project, is in the process of final commissioning and is being handed over to the NIOC. Eni Exploration&Production projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the country and is not planning to make additional capital expenditures in Iran in any year subsequent to 2010. Eni’s other significant involvement in Iran is that, from time to time, Eni may purchase Iranian-origin crude oil. Eni has no involvement in Iran’s refined petroleum sector, and does not export refined petroleum to Iran. In addition, we have occasionally entered into licensing agreement with certain Iranian counterparties for the supply of technologies in the petrochemical sector. In 2010, Eni’s production in Iran represented approximately 1% of the Eni Group’s total production. Eni does not believe that the results from its Iranian activities have or will have a material impact on the Eni Group’s results.

After passage of CISADA, Eni engaged in discussions with officials of the U.S. State Department, which administers the ISA, regarding Eni’s activities in Iran. On September 30, 2010, the U.S. State Department announced that the U.S. government, pursuant to a provision of the ISA added by the CISADA that allows it to avoid making a determination of sanctionability under the ISA with respect to any party that provides certain assurances, it would not make such a determination with respect to Eni based on its commitment to end its investments in Iran’s energy sector and not to undertake new energy-related activity. The U.S. State Department further indicated at that time that, as long as Eni acts in accordance with these commitments, we will not be regarded as a company of concern for our past Iran-related activities.

We will continue to monitor closely legislative and other developments in the United States and the European Union in order to determine whether our remaining interests in Iran could subject us to application of either current or future sanctions under the OFAC sanctions, the ISA, the EU Measures or otherwise. If any of our activities in and with respect to Iran are found to be in violation of any Iran-related sanctions, and sanctions are imposed on Eni, it could have an adverse effect on our business, plans to raise financing, sales and reputation."

Information on the Company, page 20

Business Overview, page 25

Exploration & Production, page 25

Disclosure of Reserves, page 25

4.	We have read your response to comment 1 in our letter dated September 28, 2010. Please provide an illustration of how you calculate reserves from the Zubair oil field by the economic interest method.

Eni’s Zubair field reserves correspond to the value of the estimated recoverable service fee due to the Contractor under the Technical Service Agreement for the rehabilitation and the development of the Zubair field, according to the relevant oil market price determined according to applicable U.S. SEC regulations as the average price during the 12-month period prior to the ending date of the period covered by the report as of December 31, 2009. The service fee is the sum of the estimated recoverable petroleum cost and contractual remuneration.

The calculation of the 2009 year end reserves was based on available reservoir data, initial minimum work plan and associated capex and operating cost. On the basis the rehabilitation plan formally approved in 2010, the Zubair field reserves will be further revised in the 2010 annual report.

Financial Statements

Non-current assets, page F-33

Note 8 – Property plant and equipment, page F-33

5.	In your response to comment 4 in our letter dated September 28, 2010 you state that your impairment model using a post tax discount rate and cash flows results in an impairment assessment that is substantially equal to an assessment based on a pre-tax discount rate and cash flows. Further, we note you have disclosed this assertion at Notes 8 and 10 of your financial statements. Please expand your disclosure to include the after-tax discount rate used and the effective pre-tax rate.

In response to the Staff’s comment, commencing with our 2010 Form 20-F, considering the requirements of IAS 36, paragraphs 130, letter g) and 134, letter d, (v), we plan to expand our disclosure to present the post tax and pre tax discount rates used for each CGU (Cash Generating Unit), if any, that has been materially impaired and written down to its recoverable amount based on a value in use estimate or that has a reversed impairment loss due to an increase in the value in use estimate, and for each CGU, if any, to which material amounts of goodwill are allocated.

Exhibit 15

6.	We note your response to prior comment number 7 in our letter dated September 28, 2010 and your plan to file revised reports under cover of a Form 6-K. Please note that, given the nature of the revisions involved, we believe that an amended Form 20-F, including revised reports from the third part engineering firms, is required.

We plan to amend our 2009 filing to include revised reports from the third party engineering firms.

7.	We note your response to prior comment number 7 from our letter dated September 28, 2010. Explain to us in greater detail why you believe that information regarding actual average oil, NGL and natural gas prices by geographic location cannot be provided without disclosing commercially sensitive data. Your response should identify the specific product(s) and geographic area(s) for which you believe disclosure cannot be provided. For each product and area identified, clearly and thoroughly explain why you believe the disclosure cannot be provided. As part of your response, describe the nature and terms of the sales arrangements for the identified products and areas and indicate both the range of prices and the actual average price used. Separately address the reports of each of the third party engineering firms.

The information requested by the Staff (actual average oil, NGL and natural gas prices by geographic location), is not included in the revised third party engineering firms reports for the year 2009 for the following reason. The third party engineering firms have reviewed data from a single country in each geographic area, and in the report that was initially attached to Eni’s Form 20-F for 2009 there was a specific reference to the countries that had been subject to the third party engineering firms’ independent evaluation. Therefore, price information reported for the geographic area would be easily attributable to prices applicable in a single country (this would be the case, for example, with respect to Libya in the report provided by Ryder & Scott). Consequently, disclosing the average price would effectively disclose the actual applicable contractual price, which is confidential information. For the reason stated, the revised third party reports that were enclosed as an attachment to the October 29, 2010 response letter incorporate all the Staff’s comments with the exception of information on prices, even though such revised reports no longer showed the specific countries reviewed. This potential disclosure of confidential and commercially sensitive information would occur in respect to the 2009 Form 20-F because of the explicit indication of individual countries reviewed that was included in the third party engineering firms’ reports originally filed. In future filings, information in the third party engineering reports will be disclosed on an aggregate basis by geographical areas as prescribed by applicable rules, and not on a country-by-country basis. Therefore, confidentiality issues will no longer arise and the requested price information will be provided in accordance with Rule 1202.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Title: Chief Financial Officer